Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated November 12, 2009 relating to the
Prospectus dated November 5, 2009
Registration No. 333-161691
November 12, 2009

The information contained in this free writing prospectus supplements Merge Healthcare Incorporated's (“Merge” or the “Company”) base prospectus dated November 5, 2009 as set forth herein.  The Company has offered up to 9,074,033 shares of common stock in a registered direct offering with select institutional investors (the “Offering”).

The Company estimates that the net proceeds from the sale of the common stock will be approximately $25.2 million, assuming that the Company sells all of the common stock offered. “Net proceeds” is what the Company expects to receive after paying the placement agency fees and other expenses of the Offering payable by the Company.  The Company intends to use $18.1 million of the net proceeds from the Offering to prepay in full its senior secured note due June 2010 (the “Note”), which includes all amounts owed under the Note of $15.0 million and an additional amount $3.1 million payable as a result of the prepayment of the Note.  Per the terms of the Note, the Company expects to record an additional $0.6 million non-cash charge related to acceleration of costs previously being amortized over the life of the loan resulting in a $3.7 million expense in the fourth quarter of 2009.

The Note is held by Merrick RIS, LLC (“Merrick”) and bears interest at 13.0% per annum, payable quarterly, and becomes payable in a single installment in June 2010.  As a result of the prepayment, we are required to pay 118% of the outstanding principal of the Note, together with accrued and unpaid interest.  The Company agreed to prepay the Note in exchange for Merrick’s agreement to waive its piggyback registration rights with respect to this offering and for Merrick’s and Michael W. Ferro, Jr.’s agreement not to offer, sell, offer or agree to sell, grant any option to purchase or otherwise dispose (or announce any offer, sale, grant of an option to purchase or other disposition) of, directly or indirectly, any of the Company’s common stock (or any securities convertible into, exercisable for or exchangeable or exercisable for shares of Common Stock) prior to 90 days following the date of this prospectus supplement, except for transfers (i) to Mr. Ferro’s spouse, relatives or lineal descendants or ancestors, natural or adopted (collectively, “Relatives”), provided that the transferee agrees in writing to be bound by the terms of these restrictions, (ii) any trust, partnership or other entity for the direct or indirect benefit of Mr. Ferro or the Relatives, (iii) transfers upon the death of Mr. Ferro pursuant to the laws of descent and distribution or pursuant to wills, (iv) gifts, provided that the transferee agrees in writing to be bound by the terms of these restrictions, or (v) to the Company.

Merrick RIS, LLC beneficially owns, as of September 30, 2009, 42.7% of the Company’s outstanding common stock.   Michael W. Ferro, Jr., the Company’s Chairman of the Board, and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interest in Merrick RIS, LLC.  Mr. Ferro also serves as the chairman and chief executive officer of Merrick RIS, LLC.  Accordingly, Mr. Ferro indirectly owns or controls the Note and all of the shares of common stock owned by Merrick RIS, LLC.  In addition, Justin C. Dearborn, the Company’s Chief Executive Officer and a Director, served as Managing Director and General Counsel of Merrick Ventures, LLC, an affiliate of  Merrick RIS, LLC, from January 2007 until his appointment as Chief Executive Officer of the Company on June 4, 2008.

The Company intends to use the remaining net proceeds from the Offering for general corporate purposes, including working capital.

This free writing prospectus should be read together with the prospectus dated November 5, 2009 (the “Prospectus”) included in the Company’s Registration Statement on Form S-3 (Registration No. 333-161691) relating to the common stock of the Company. The information set forth above supplements the information contained in the Prospectus.

The issuer has filed a registration statement (including the Prospectus) (Registration No. 333-161691) with the SEC for the Offering to which this communication relates.  A prospectus supplement related to the Offering will also be filed with the Securities and Exchange Commission.  Before you invest, you should read the Prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed or will file with the SEC for more complete information about the issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer will arrange to send you these documents if you request them by calling (414) 977-4067.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This free writing prospectus contains “forward-looking statements.”  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” “likely,” “unlikely” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe the Company’s future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference from the Company’s most recent Annual Report on Form 10-K, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are based largely on the Company’s expectations and projections about future events and future trends affecting its business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The risks and uncertainties include, among others, those noted in “Risk Factors” above and those included in the documents that we incorporate by reference herein.  In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use the Company’s historical performance to anticipate results or future period trends. The Company can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on the Company’s results of operations and financial condition. Except as required by law, the Company undertakes no obligation to publicly revise its forward-looking statements to reflect events or circumstances that arise after the filing of this free writing prospectus.